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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING


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                                                      OMB APPROVAL
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                                              OMB Number:        3235-0058
                                              Expires:       June 30, 1991
                                              Average estimated burden
                                              hours per response......2.50
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                                                    SEC FILE NUMBER
                                                        0-23396
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                                                      CUSIP NUMBER
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(Check One):   [ ] Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K
               [X] Form 10-QSB    [ ] Form N-SAR

         For Period Ended: JUNE 30, 2000
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         ---------------------------------------

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT  INFORMATION
Muse Technologies, Inc.
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Full Name of Registrant


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Former Name if Applicable

1601 Randolph, SE
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Address of Principal Executive Office (Street and Number)
Albuquerque, New Mexico 87106
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City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


 [X]      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [X]      (b)   The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
                portion thereof, will be filed on or before the fifteenth
                calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
 [ ]      (c)   The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

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SEC 1344(8-89)                                  (ATTACH EXTRA SHEETS IF NEEDED)


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

         The Company was delayed in preparation of its Quarterly Report on Form 10-QSB due to management's diversion relating to the negotiation of a merger agreement with Advanced Visual Systems Inc. and the filing of a registration statement on Form S-4 in connection therewith.


PART  IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Neil S. Belloff, Esq.               (212)                  969-3000
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         (Name)                           (Area Code          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


                                                           [X] Yes     [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                           [X] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT "A".
================================================================================



                             Muse Technologies, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      August 14, 2000              By:   /s/ Brian Clark
      ------------------------                ---------------------------
                                        Brian Clark
                                        President and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.






   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

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SEC 1344(8-89)                                 (ATTACH EXTRA SHEETS IF NEEDED)


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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.










SEC 1344(8-89)                                  (ATTACH EXTRA SHEETS IF NEEDED)


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                                 ATTACHMENT "A"

                             MUSE TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                       THREE MONTHS ENDED                    NINE MONTHS ENDED
                                              JUNE                                 JUNE
                                   ---------------------------          ---------------------------
                                       2000           1999                   2000           1999
REVENUE                            $  1,492,176   $    341,866          $  6,542,545   $  1,113,206

EXPENSES:
Cost of products sold                   653,132              0             2,534,541              0
Selling, general and
administrative expenses               1,566,882        936,153             4,246,967      3,168,169
Research and Development              1,226,560        609,406             1,585,874        949,547
Officer severance costs                 994,062              0               994,062              0
Amortization                            144,701              0               292,919              0
Depreciation                            189,085        136,233               369,287        395,669
                                   ------------   ------------          ------------   ------------

TOTAL OPERATING
EXPENSES                              4,774,422      1,681,792            10,023,650      4,513,385
                                   ------------   ------------          ------------   ------------

NET OPERATING
INCOME (LOSS)                      $(3,282,246)   $(1,339,926)          $(3,481,105)   $(3,400,179)
                                   ------------   ------------          ------------   ------------

OTHER INCOME
(EXPENSE)
Loss on Foreign Currency
Transactions                          (135,084)              0             (146,757)              0
Cost in excess of value of                                   0                     0      (563,685)
repurchased stock
Merger/acquisition costs              (403,677)              0             (403,677)              0
Interest Expense                        (3,721)              0              (25,315)       (29,903)
Interest Income                          45,804        210,980               705,310        553,515
                                   ------------   ------------          ------------   ------------
TOTAL OTHER INCOME
(EXPENSE)                             (496,678)        210,980              129,561        (40,073)
                                   ------------   ------------          ------------   ------------

NET INCOME (LOSS)                  $(3,778,924)   $(1,128,946)          $(3,351,544)   $(3,440,252)
                                   ============   ============          ============   ============

NET INCOME (LOSS)
PER SHARE
Basic and assuming
dilution                                $(0.35)        $(0.11)               $(0.31)        $(0.35)
                                   ============   ============          ============   ============


WEIGHTED AVERAGE
NUMBER OF
COMMON SHARES
OUTSTANDING:                         10,808,882     10,145,350            10,717,311      9,892,069
                                   ============   ============          ============   ============



SEC 1344(8-89)                                   (ATTACH EXTRA SHEETS IF NEEDED)


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RESULTS OF OPERATIONS

         Revenues for the three month and nine periods ended June 30, 2000 were $1,492,176 and $6,542,545, as compared to revenues of $341,866 and $1,113,206 for the three and nine month periods ended June 30, 1999. The increase of $1,150,310 or 336% for the three month period and $5,429,339 or 488% for the nine month period is primarily attributable to sales generated by the Virtual Presence subsidiary which was acquired in November, 1999.

         Total operating expenses for the three and nine month periods ended June 30, 2000 were $4,774,422 and $10,023,650, respectively, as compared to total expenses of $1,681,792 and $4,513,385, respectively, for the three and nine month periods ended June 30, 1999. The increase of $3,092,630 or 184% for the three month period and $4,970,351 or 122% for the nine month period is primarily attributable to incorporating the expenses of the Virtual Presence operations, an increases in selling, general and administrative expenses as a result of increases in engineering and administrative personnel, as well as a one-time charge of $994,062 resulting form severance costs in connection with the resignation of the Company's CEO in May 2000.

         Total other income/(expense) for the three and nine month periods ended June 30, 2000 were $496,678 loss and $129,561 income respectively, as compared to $210,980 income and a $40,073 loss for the three and nine month periods ended June 30, 1999. The loss for the three month period ended June 30, 2000 is mainly attributable to a one-time expense of $403,677 for costs incurred in connection with the proposed acquisition of Advanced Visual Systems (AVS) and a $135,084 loss in foreign currency transactions due to the softening of the British Pound verus the US Dollar. There was also a reduction of $165,176 in interest income as compared to 1999 because of reduced cash balances . The increase in other income for the nine month period ended June 30, 2000 of $169,634 as compared to the nine month period ended June 30, 1999 is primarily attributable to increased interest income of $151,795. The nine month period ended June 30, 1999 included a one-time charge of $563,685 of cost in excess of market value of repurchased stock and the nine month period ended June 30, 2000 included a one-time charge of $403,677 for costs associated with the proposed AVS merger.

         Accordingly, the net loss for the three and nine month periods ended June 30, 2000 of $3,778,924 and $3,351,544, respectively, as compared to the net loss of $1,128,946 and $3,440,252, respectively, for the three and nine month periods ended June 30, 1999, reflected the significant increases in revenues and costs associated with the Virtual Presence acquisition, the hiring of additional personnel, and one-time charges for severance and acquisition costs without a proportional increase in revenues for such periods.



SEC 1344(8-89)                                 (ATTACH EXTRA SHEETS IF NEEDED)